Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Nate’s Food Co. Request to Withdraw Offering Statement Regulation A File No. 024-12057

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Nate’s Food Co.. (the “Company”) respectfully requests that the U.S. Securities and Exchange Commission (the “SEC”) withdraw, effective as of the date of this request, the Company’s 1-A Offering Statement (Regulation A) (File No. 024-12057) filed on November 14, 2022.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has decided not to move forward with the offering. No Common Stock has been sold in this offering.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Very truly yours,

NATE'S FOOD CO.

By:	/s/ Nate Steck
Nate Steck
Chief Executive Officer